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Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
S1 Biopharma, Inc.:

        We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report dated July 25, 2014 contains an explanatory paragraph that states that S1 Biopharma, Inc. has incurred recurring losses and negative cash flows from operations since inception and has an accumulated deficit at December 31, 2013 of $3.4 million which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
October 1, 2014

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  Exhibit 23.2
Consent of Independent Registered Public Accounting Firm